FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934
For the Month of December 2008
Commission File Number — 1-15182
DR. REDDY’S LABORATORIES LIMITED
(Name of Registrant)
7-1-27, Ameerpet
Hyderabad, Andhra Pradesh 500 016, India
+91-40-23731946

(Address of Principal Executive Offices)
Indicate by check mark whether registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☑                Form 40-F ☐
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Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
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(1) Press Release, “Dr. Reddy’s (betapharm) receives preliminary results on AOK tender in Germany”, December 10, 2008.

(2) Press Release, “Dr. Reddy’s Laboratories announce settlement of Clarinex® (Desloratadine) ANDA patent litigation with Schering Corporation and Sepracor Inc.”, December 23, 2008.

Press Release	[DR. REDDY’S LOGO]

Dr. Reddy’s Laboratories Ltd.
7-1-27 Ameerpet
Hyderabad 500 016 India

Tel: 91 40 373 1946
Fax: 91 40 373 1955

www.drreddys.com
December 10, 2008
Dr. Reddy’s (betapharm) receives preliminary results on AOK tender in Germany
Hyderabad, India, December 10, 2008: Dr. Reddy’s Laboratories (NYSE:RDY) today announced that betapharm AG, its wholly owned subsidiary, has received complete information on the preliminary result of the tender by the Allgemeine Ortskrankenkassen (AOK) for discount agreements for 47 of the 48 products pertaining to betapharm, pursuant to § 130a SGB V. betapharm has been tentatively offered 8 products in different regions of Germany covering the AOK-insured persons.
The tender procedure is yet to be concluded and is expected to face potential legal objections by several companies. On signing the final contracts with AOK, betapharm will be the sole supplier for AOK-insured persons for these 8 products in the awarded regions.
VS Vasudevan, President, European Operations, Dr. Reddy’s, said, “The preliminary results of the AOK tender establish betapharm’s competitiveness in the tender segment of the market in Germany. For the 8 products offered, we expect a significant increase in volume though at relatively lesser margins and for the balance portfolio, we expect the competitive intensity to continue.”
“Over the last few years, betapharm has aligned its sales force to strengthen relationships with doctors, pharmacies as well as channel partners. We leveraged Dr. Reddy’s vertical integration and global supply chain capabilities to strengthen the supply chain for this market. beta institute (the groups’ non-profit organization) complements these capabilities with the long-term goodwill it has built with the medical community through several years of Corporate Social Responsibility programmes. We believe that betapharm is well positioned to leverage all these strengths to continue to build a competitive business in all segments of the generics market in Germany”, said Satish Reddy, MD and COO, Dr. Reddy’s.
About Dr. Reddy’s
Established in 1984, Dr. Reddy’s Laboratories (NYSE: RDY) is an emerging global pharmaceutical company with proven research capabilities. The Company is vertically integrated with a presence across the pharmaceutical value chain. It produces finished dosage forms, active pharmaceutical ingredients and biotechnology products and markets them globally, with focus on India, US, Europe and Russia. The Company conducts research in the areas of cancer, diabetes, cardiovascular, inflammation and bacterial infection.. www.drreddys.com
Disclaimer
This press release includes forward-looking statements, as defined in the U.S. Private Securities Litigation Reform Act of 1995. We have based these forward-looking statements on our current expectations and projections about future events. Such statements involve known and unknown risks, uncertainties and other factors that may cause actual results to differ materially. Such factors include, but are not limited to, changes in local and global economic conditions, our ability to successfully implement our strategy, the market acceptance of and demand for our products, our growth and expansion, technological change and our exposure to market risks. By their nature, these expectations
For more information please contact:
Investors and Financial Analysts:
Nikhil Shah at nikhilshah@drreddys.com or on +91-40-66511532
Milan Kalawadia (North America) at mkalawadia@drreddys.com or at 908-203-4931

Media:
M Mythili at mythilim@drreddys.com or on +91-40-66511620.

Press Release	[DR. REDDY’S LOGO]

Dr. Reddy’s Laboratories Ltd.
7-1-27 Ameerpet
Hyderabad 500 016 India

Tel: 91 40 373 1946
Fax: 91 40 373 1955

www.drreddys.com
December 23, 2008
Dr. Reddy’s Laboratories announce settlement of Clarinex® (Desloratadine) ANDA patent litigation with Schering Corporation and Sepracor Inc.
Hyderabad, India, December 23, 2008 - Dr. Reddy’s Laboratories today announced that it has entered into agreements with Schering and Sepracor which will allow Dr. Reddy’s to manufacture and market generic versions of the CLARINEX-D®-12 Hour and CLARINEX-D® -24 Hour products, with six months marketing exclusivity, and the CLARINEX® REDITABS® product, with six months marketing co-exclusivity, starting in 2012. Dr. Reddy’s will also market a generic version of the CLARINEX® 5 milligram tablet six months after the launch of the first generic version of that product.
The agreements resolve all pending patent infringement actions filed by Schering and Sepracor against Dr. Reddy’s in the U.S. District Court for the District of New Jersey.
The agreements provide for potential modification of select terms based on certain events and developments. The specific financial terms and conditions of the agreements have not been disclosed. The agreements are subject to review by the United States Federal Trade Commission and Department of Justice.
CLARINEX®, a nonsedating antihistamine, offers relief from seasonal allergic rhinitis and perennial allergic rhinitis, as well as chronic idiopathic urticaria, or hives of unknown cause. CLARINEX-D® 24 Hour Extended Release Tablets is the only once-daily prescription antihistamine and decongestant combination treatment on the market to provide 24-hour relief of nasal and non-nasal allergy symptoms. Total U.S. sales for all formulations of CLARINEX® products were $362 million in 2007.
About Dr. Reddy’s
Established in 1984, Dr. Reddy’s Laboratories (NYSE: RDY) is an emerging global pharmaceutical company with proven research capabilities. The Company is vertically integrated with a presence across the pharmaceutical value chain. It produces finished dosage forms, active pharmaceutical ingredients and biotechnology products and markets them globally, with focus on India, US, Europe and Russia. The Company conducts research in the areas of cancer, diabetes, cardiovascular, inflammation and bacterial infection. For further information please see: www.drreddys.com
Disclaimer
This press release includes forward-looking statements, as defined in the U.S. Private Securities Litigation Reform Act of 1995. We have based these forward-looking statements on our current expectations and projections about future events. Such statements involve known and unknown risks, uncertainties and other factors that may cause actual results to differ materially. Such factors include, but are not limited to, changes in local and global economic conditions, our ability to successfully implement our strategy, the market acceptance of and demand for our products, our growth and expansion, technological change and our exposure to market risks. By their nature, these expectations and projections are only estimates and could be materially different from actual results in the future.
For more information please contact:
Investors and Financial Analysts:
Nikhil Shah at nikhilshah@drreddys.com or on +91-40-66511532

Milan Kalawadia (North America) at mkalawadia@drreddys.com or at 908-203-4931
Media:
M Mythili at mythilim@drreddys.com or on +91-40-66511620.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

DR. REDDY’S LABORATORIES LIMITED
(Registrant)

	By:	/s/ V.S. Suresh

Date: January 12, 2009		Name: V.S. Suresh
Title: Company Secretary